Private & Confidential	Execution Version

Dated 19 November 2015
(1) Golar LNG Partners LP
and
(2) Sea 24 Leasing Co. Limited

GUARANTEE
relating to a memorandum of agreement and
a bareboat charter for a floating storage and regasification unit vessel named m.v. “Golar
Tundra"
SIN-#7272328-v2

Contents
Clause                                                  Page

1 Interpretation	1

2 Guarantee	1

3 Indemnity	2

4 Liability Unconditional	2

5 Continuity and Discharge of the Guarantee	3

6 Representations and Warranties	4

7 Undertakings and Covenants	5

8 Payment under the Guarantee	6

9 Interest	7

10 Assignment	7

11 Notices	7

12 No Waiver and Provisions Severable	7

13 Rights of Third Parties	8

14 Counterparts	8

15 Governing Law and enforcement	8

SIN-#7272328-v2

THIS DEED OF GUARANTEE (the "Guarantee") is dated 19 November 2015 and made between:

(1)	Golar LNG Partners LP whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands, MH96960 in its capacity as "Guarantor"; and

(2)	Sea 24 Leasing Co. Limited whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 in its capacity as "Owner" and "Buyer”.
WHEREAS:

(A)
Golar LNG NB13 Corporation in each of its separate capacities as Seller and Bareboat Charterer, Golar LNG Partners LP in its capacity as Guarantor and (2) Sea 24 Leasing Co. Limited in each of its separate capacities as Buyer and Owner have entered into a Common Terms Agreement dated 19 November 2015 setting out certain defined terms in respect of the Project.

(B)	Golar LNG NB13 Corporation as Seller and as buyer have entered into the MOA for the purchase and sale of the Vessel.

(C)	Golar LNG NB13 Corporation as Bareboat Charterer and Sea 24 Leasing Co. Limited as Owner have entered into the Bareboat Charter in respect of the Vessel.

(D)	Golar LNG Partners LP is the ultimate holding company of Golar LNG NB13 Corporation.

(E)
The Guarantor has agreed to guarantee to the Owner the due and proper performance by Golar LNG NB13 Corporation of its duties and obligations arising under or in connection with the MOA as Seller, and the Bareboat Charter as Bareboat Charterer upon the terms of this Guarantee.

IT IS AGREED as follows:
1     Interpretation

1.1
Terms and conditions defined in the Common Terms Agreement (including definitions defined therein by reference to another document) shall have the same meaning when used in this Guarantee, the MOA and the Bareboat Charter including the Recitals hereto unless otherwise defined herein.

1.2     In this Guarantee:
"Guaranteed Amount" means all such monies (including, without limitation, principal, interest and expenses) as are now or may hereafter become due, payable and owing or incurred by Golar LNG NB13 Corporation to the Owner under or pursuant to the MOA and the Bareboat Charter whether such monies have become due or payable or owing or have been incurred by acceleration or otherwise, or are present, future or contingent, joint or several, incurred as principal or surety, denominated in any currency or incurred on any banking account or in any manner whatsoever.
2     Guarantee

2.1
In consideration of the Owner agreeing to purchase the Vessel pursuant to the MOA and to charter the Vessel pursuant to the Bareboat Charter, the Guarantor hereby guarantees to the Owner the due and proper performance by Golar LNG NB13 Corporation of all of Golar LNG NB13 Corporation's duties and obligations arising under or in connection with the MOA and the Bareboat Charter, and the Guarantor hereby absolutely, irrevocably and unconditionally undertakes as primary obligor and not as mere surety to pay to the Owner, within five (5) Business Days of the

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Owner's demand at any time and from time to time, the Guaranteed Amount PROVIDED THAT the Owner will not make a demand under this Guarantee unless it has first made a demand under the Bareboat Charter Guarantee provided by GLNG and GLNG has failed to satisfy such a demand within the stipulated period.

2.2
As a separate and independent stipulation, the Guarantor agrees that if any purported obligation or liability of Golar LNG NB13 Corporation which would have been the subject of this Guarantee had it been valid and enforceable is not or ceases to be valid or enforceable against Golar LNG NB13 Corporation on any ground whatsoever (including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of Golar LNG NB13 Corporation or any legal or other limitation, whether under the Limitation Act 1980 (United Kingdom) or otherwise or Incapacity or any change in the constitution of Golar LNG NB13 Corporation) the Guarantor shall nevertheless be liable to the Owner in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor was the principal debtor in respect thereof.

2.3
The Guarantor shall be liable for and shall within five (5) Business Days of the Owner’s demand indemnify and save harmless the Owner from and against any and all losses, damages, expenses, liabilities, claims, costs or proceedings which the Owner suffers or incurs by reason of any failure of the Guarantor to comply with Clause 2.1 or 2.2, including costs, losses and/or legal and other expenses which are imposed on or incurred by the Owner in seeking to enforce and enforcing this Guarantee and in seeking to enforce and enforcing any judgment or order obtained in respect of this Guarantee.

2.4
Subject to the provisions of clauses 3, 8 and 9 the liability of the Guarantor under this Guarantee in respect of each obligation or liability shall be limited to the extent that Golar LNG NB13 Corporation would have been liable under or in connection with the MOA or, as the case may be the Bareboat Charter for such obligation or liability.

2.5
The Guarantor waives any right it may have of first requiring Golar LNG NB13 Corporation (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person prior to a claim against the Guarantor under this clause 2. This waiver applies irrespective of any law or provision of the Finance Documents to the contrary.

3     Indemnity
The Guarantor agrees to indemnify the Owner, within five (5) Business Days of the Owner making a demand to Golar LNG NB13 Corporation or the Guarantor, against any loss or liability suffered or incurred by the Owner if any of the duties or obligations of Golar LNG NB13 Corporation under or pursuant to the MOA or the Bareboat Charter is or becomes unenforceable, invalid or illegal for any reason whatsoever as if the Guarantor were primarily liable under the MOA or the Bareboat Charter as the case may be and as if such duties and/or obligations were not unenforceable, invalid or illegal.
4     Liability Unconditional

4.1	The Guarantor acknowledges and agrees that the liability of the Guarantor under this Guarantee shall not be impaired, reduced, discharged or otherwise affected by reason of any of the following:

(a)
any variation, amendment, alteration or supplement to the Bareboat Charter or to the extent, nature or method of performance of the duties and/or obligations referred to in the MOA or the Bareboat Charter, in each case, however fundamental such variation, amendment, alteration and/or supplement is and/or any novation of the MOA or the Bareboat Charter;

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(b)
any allowance of time, waiver, forbearance, delay, forgiveness, indulgence, compromise, delay by or on the part of the Owner in asserting any of its rights against Golar LNG NB13 Corporation or other dealing under or in connection with the MOA or the Bareboat Charter or in respect of any right or remedy arising under the MOA or the Bareboat Charter;

(c)	any settlement or arrangement made between the Owner and Golar LNG NB13
Corporation in relation to the MOA or Bareboat Charter;

(d)	any composition, discharge, release, concession, waiver or other variation of liability entered into with, or granted to, Golar LNG NB13 Corporation;

(e)	the Bareboat Charter or any provision thereof being or becoming illegal, invalid, void, voidable or unenforceable;

(f)	termination of the Bareboat Charter or Golar LNG NB13 Corporation's employment under the Bareboat Charter;

(g)
any disability, Incapacity, lack of power, authority or legal personality of, dissolution or change in the members of, status of, legal limitation, change in ownership or change in status of Golar LNG NB13 Corporation;

(h)	an Insolvency Event;

(i)	a change in the constitution of Golar LNG NB13 Corporation;

(j)	the Owner taking, holding, varying, realising or not enforcing any other security for the liabilities of Golar LNG NB13 Corporation under the MOA or the Bareboat Charter or any document or security;

(k)
any funder exercising any rights it may have to assume any rights and/or obligations of the Owner under the MOA or Bareboat Charter pursuant to any collateral warranty or any third party rights vested in it pursuant to the terms of the MOA or the Bareboat Charter or any document or security;

(l)	an amalgamation, merger or consolidation of the Guarantor or Golar LNG NB13 Corporation; or

(m)
any other act, omission or default which in the absence of this provision would or might have operated to discharge, reduce, exonerate or otherwise affect the liability of the Guarantor under the terms of this Guarantee, in each case whether such matters are done or omitted to be done with or without notice to, or the consent of, the Guarantor and the Guarantor hereby waives any requirement for notice of, or consent to, any such matters.
5     Continuity and Discharge of the Guarantee
5.1     The Guarantor agrees that this Guarantee:

(a)	shall not be revocable by the Guarantor;

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(b)
shall be a continuing guarantee and accordingly shall apply in relation to all of the duties, obligations, provisions, warranties or indemnities of Golar LNG NB13 Corporation under and arising out of the MOA or the Bareboat Charter and remain in full force and effect until all the said duties, obligations, provisions, warranties or indemnities shall have been irrevocably and unconditionally carried out, completed and discharged in accordance with the MOA or the Bareboat Charter;

(c)	shall be additional to and not in substitution for any rights or remedies that the Owner may have against Golar LNG NB13 Corporation under the Bareboat Charter or at law;

(d)	shall be additional to and shall not be in any way prejudiced by any other guarantee or security from time to time held by the Owner; and

(e)	shall remain in full force and effect as long as Golar LNG NB13 Corporation remains under any actual or contingent liability under or in connection with the terms of the MOA or the Bareboat Charter.

5.2
The Guarantor agrees that, notwithstanding clause 2.1, the Owner shall not be obliged, before enforcing any of its rights or remedies under this Guarantee, to commence proceedings or take any other action against or in respect of Golar LNG NB13 Corporation or any other person or enforce any other guarantee or security from time to time held by the Owner in respect of the duties and/or obligations of Golar LNG NB13 Corporation under or in connection with the MOA or the Bareboat Charter.

5.3
The Guarantor agrees that, as long as this Guarantee remains in force and effect and until all obligations of Golar LNG NB13 Corporation and the Guarantor respectively under or in connection with the MOA or the Bareboat Charter and this Guarantee have been irrevocably and unconditionally discharged in full, it shall not:

(a)
take any security from Golar LNG NB13 Corporation in connection with this Guarantee (and, if taken, any such security shall be held by the Guarantor as security for its liability to the Owner under this Guarantee);

(b)
take any step to enforce any right or claim against Golar LNG NB13 Corporation in respect of any payment made under or liability arising from or in connection with this Guarantee or claim or prove in competition with the Owner against Golar LNG NB13 Corporation or demand or accept repayment of any monies from Golar LNG NB13 Corporation or claim any right of contribution, set-off or indemnity against Golar LNG NB13 Corporation;

(c)
take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Owner under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with the Finance Documents by the Owner; or

(d)	be subrogated to any right or security of the Owner,

(e)
and any sums received by the Guarantor or the amount of any set-off exercised by the Guarantor in breach of this clause 5.3 shall be held by the Guarantor in trust for and shall be promptly paid to the Owner.

6     Representations and Warranties
6.1     The Guarantor hereby warrants, represents and undertakes to the Owner that:

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(a)
it is duly incorporated under the laws of the country of its incorporation, possesses the capacity to sue and be sued in its own name and has the power to carry on its business and to own its property and other assets;

(b)
it has the power to execute, deliver and perform its obligations under this Guarantee and all necessary corporate, shareholder and other action and consents have been taken or, as the case may be, received to authorise the execution, delivery and performance of this Guarantee;

(c)
its obligations under this Guarantee constitute its legal, valid and binding obligations and are in full force and effect and rank at least pari passu with all other of its present and future unsecured and unsubordinated indebtedness (with the exception of any obligations which are mandatorily preferred by law and not by contract);

(d)
no authorisations, approvals or Consents of any governmental or regulatory authority or agency or any other person and no filings or registrations with any governmental authority or agency are necessary for the execution, delivery or performance by the Guarantor of this Guarantee for its enforceability of validity (or alternatively, in relation to filings and registrations, an undertaking to effect any registrations, filings in relation to this Guarantee as soon as reasonably practicable and do all such things as the Owner may reasonably require in order to facilitate the enforcement of the Guarantee or exercise any of the rights held by the Owner under this Guarantee);

(e)	the creation of this Guarantee does not contravene the constitutional documents of the Guarantor;

(f)
there is no pending action, suit or proceeding at law or in equity by or before a court or arbitral tribunal, or to the best of its knowledge, threatened against it which would reasonably be expected to have a material adverse effect on the Guarantor's liability to perform its obligations under this Guarantee; and

(g)	the creation of this Guarantee and the performance and observance of the obligations hereunder does not:

(i)	contravene any existing applicable law, statute, rule, regulation or any judgment to which the Guarantor is subject;

(ii)	conflict with or result in any breach of the terms or constitute a default under any agreement or other instrument to which the Guarantor is a party or subject; and/or

(iii)	result in the creation of or imposition of or oblige the Guarantor or any of its subsidiaries to create any charge or other encumbrance or any of its subsidiaries, assets, rights or revenues.
7     Undertakings and Covenants
7.1     Undertakings
The Guarantor covenants and undertakes that, from the date of this Guarantee and throughout the term of the Bareboat Charter, it will perform and observe, insofar as applicable, in relation to itself, the Vessel and its business, the undertakings contained in Clauses 48.5 and 48.6 of the Bareboat Charter, in each case as if such undertakings were set out in full, mutatis mutandis, in this Guarantee.

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7.2     Financial Covenants
The Guarantor hereby covenants and undertakes that:-

(a)	Free Liquid Assets
The aggregate value of the Free Liquid Assets of the Golar MLP Group shall at all times be not less than US$30,000,000.

(b)	Net Debt to EBITDA
On any financial quarter end date, the ratio of Net Debt to EBITDA of the Golar MLP Group for the previous 12 months, on a trailing four quarter basis, shall be no greater than 6.5:1.

(c)	Consolidated Tangible Net Worth
At all times the Consolidated Tangible Net Worth of the Golar MLP Group shall be equal to or greater than US$123,950,000 (or equivalent in any other currency, as calculated at the end of the relevant financial quarter.

8     Payment under the Guarantee
8.1     Gross up of payments
The Guarantor agrees that all sums payable by the Guarantor under this Guarantee shall be paid to the Owner in full without set-off or counterclaim and free of any present or future taxes, levies, duties, charges, fees, withholdings or deductions (together referred to as Deductions) which would not have been imposed if such payments had been made by Golar LNG NB13 Corporation, and, if the Guarantor is compelled by law to make any Deductions, the Guarantor will within three (3) Business Days of the Owner's demand, gross up the payment so that the net sum received by the Owner is equal to the full amount which the Owner would have received had no such Deductions been made.
8.2     Currency of payments

(a)	Subject to clause 8.3 below, all payments for any sums payable by the Guarantor under this Guarantee shall be paid in Dollars.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the cost, expenses or Taxes are incurred.

(c)	Any amount expressed to be payable in a currency other than Dollars shall be paid in that other currency.
8.3     Currency indemnity
If any sum due from the Guarantor under this Guarantee or any order or judgment given or made in relation hereto has to be converted from the currency (the first currency) in which the same is payable under this Guarantee or under such order or judgment into another currency (the second currency) for the purpose of:

(a)	making or filing a claim or proof against the Guarantor;

(b)	obtaining an order or judgment in any court or other tribunal; or

(c)	enforcing any order or judgment given or made in relation to this Guarantee,

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the Guarantor shall indemnify and hold harmless the Owner from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Owner may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Guarantor under this clause 8.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Guarantee and the term "rate of exchange" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.
9     Interest
The Guarantor shall pay to the Owner on demand interest on any amount due under this Guarantee from the date of demand until the date of actual payment at the Default Rate. Any interest payable under this Guarantee shall accrue from day to day and shall be calculated on the actual number of days and shall be compounded at such intervals as the Owner shall determine and shall be payable on demand.
10     Assignment

10.1	The Guarantor may not assign or transfer all or part of its rights or obligations under this Guarantee (“Transfer”), unless the following conditions are met:

(a)	the Transfer is to Golar MLP or a wholly owned subsidiary of Golar MLP which is guaranteed by Golar MLP on terms acceptable to the Owner;

(b)	the Transfer will not adversely affect the Owner’s rights and interest under the MOA or the Bareboat Charter and will be on terms acceptable to the Owner (acting reasonably);

(c)	the Owner has been given prior written notice of and to of such Transfer;

(d)
Golar MLP or such wholly owned subsidiary which is guaranteed by Golar MLP on terms acceptable to the Owner executes a guarantee and indemnity in favour of the Owner on terms and conditions acceptable to the Owner acting reasonably in respect of the Transfer representing 100% of its equity interest in Golar LNG NB13 Corporation as is being transferred from the Guarantor to Golar MLP or such wholly owned subsidiary;

(e)	the Owner is satisfied (acting reasonably) that the Golar Tundra Time Charter Documents remain valid and enforceable; and

(f)
no further change to the ownership of Golar LNG NB13 Corporation is or will be permitted during the remaining Charter Period (except as permitted by the terms of the Finance Documents) without the prior written consent of the Owner.

10.2
the Owner may assign or transfer, with the Guarantor's prior consent (such consent not to be unreasonably withheld), any of its rights or obligations under this Guarantee to the Mortgagee or any person to whom the Owner assigns its rights under the Bareboat Charter by giving the Guarantor not less than 7 days advance notice.

11     Notices

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The provisions of clause 2 (Notices) of the Common Terms Agreement shall apply to notices, requests, demands or other communications as if fully set out in this Guarantee mutatis mutandis.
12     No Waiver and Provisions Severable

12.1
No failure or delay by the Owner in exercising any right or remedy shall operate as a waiver, nor shall any single or partial exercise or waiver of any right or remedy preclude its further exercise or the exercise of any other right or remedy.

12.2
Each of the provisions of this Guarantee is severable and distinct from the others, and if for any reason any such provision or part of a provision is or becomes ineffective, inoperable, invalid or unenforceable it shall be severed and deemed to be deleted from this Guarantee, and in such event the remaining provisions of this Guarantee shall continue to have full force and effect.

13     Rights of Third Parties
Nothing in this Guarantee confers or purports to confer on any third party any benefit or any right to enforce any term of this Guarantee pursuant to the Contracts (Rights of Third Parties) Act 1999.
14     Counterparts
This Guarantee may be entered into in the form of two counterparts, each executed by one of the parties, and, provided that both the parties shall so enter into this Guarantee, each of the executed counterparts shall be deemed to be an original but, taken together, they shall constitute one instrument.
15     Governing Law and enforcement

15.1	This Guarantee and any non-contractual obligations connected with it are governed by and shall be construed in accordance with English law.

15.2
The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Guarantee) (a Dispute).

15.3	The parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

15.4
Clauses 15.2 and 15.3 are for the benefit of the Owner only. As a result, the Owner shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Owner may take concurrent proceedings in any number of jurisdictions.

THIS GUARANTEE has been executed as a deed, and it has been delivered on the date stated at the beginning of this Guarantee.

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Execution Page
Guarantor

SIGNED, SEALED and DELIVERED as a DEED for and on behalf of GOLAR LNG PARTNERS LP by __/s/ Pernille Noraas___________________
(Attorney-in-fact)

in the presence of:

……/s/ Elizabeth Lord…………………………..
Name of witness: Elizabeth Lord

Address of witness:	Golar Management Ltd
One America Square
17 Crosswall
London
EC3N 2LB
Owner
Signed by     )
SEA 24 LEASING CO. LIMITED     )

/s/ Zhou Ling

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